Yukon-Nevada Gold Corp. Seeks Advice for US Listing

Vancouver, BC – February 16, 2011 – Yukon-Nevada Gold Corp.’s (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (the “Company” or “YNG”) Board of Directors has resolved to pursue a listing of the Company’s shares on a United States stock exchange. The Company is seeking advice and examining options and requirements for listing on various US exchanges.

The primary benefits of listing on a US exchange are increased liquidity in the trading of the stock, increased access to a larger range of US investors and the elimination of additional trading fees for US investors trading on a Canadian exchange.

Robert Baldock, President & CEO stated, “In response to the growth of the Company and investment and interest from US based investors, we feel that this is the next step to provide visibility to a broader base of investors. A US listing will compliment both our TSX listing and our German listing.”

The Company will remain listed on the TSX under the symbol YNG. The listing on the Frankfurt Xetra Exchange under the symbol NG6 would continue also.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations

Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.